Exhibit 99.1

Vermilion Energy Inc. Announces Acquisition of Oil Assets in Southeast Saskatchewan and Southwest Manitoba

CALGARY, Jan. 15, 2018 /CNW/ - Vermilion Energy Inc. ("Vermilion", the "Company", "We" or "Our") (TSX, NYSE: VET) is pleased to announce that we have entered into an arrangement agreement (the "Arrangement") to acquire a private southeast Saskatchewan producer ("Privateco") for total cash consideration of $90.8 million (the "Purchase Price").

Under the terms of the Arrangement, Vermilion has agreed to acquire (the "Acquisition") all of the issued and outstanding common shares ("Privateco Shares") in the capital of Privateco, including all Privateco Shares issuable, in accordance with the terms of existing grants of options or warrants, prior to the effective time of the Arrangement, and assume all outstanding debt of the Privateco.  The Purchase Price will be funded from Vermilion's existing credit facilities.

The Board of Directors of Privateco has unanimously approved the Arrangement and recommended that Privateco shareholders vote in favour of the Arrangement.  The Arrangement remains subject to customary closing conditions, including receipt of applicable court, Privateco shareholder and regulatory approvals, and is expected to close on or about February 15th, 2018.

The Acquisition is comprised of high netback, low base decline, light oil producing fields in the Sinclair and Fertile areas, straddling the Saskatchewan/Manitoba border, approximately 55 km northeast of Vermilion's existing operations in southeast Saskatchewan (the "Assets").  The Assets include approximately 42,600 net acres of land (approximately 100% W.I.), three oil batteries, and associated pipelines, along with the necessary water infrastructure to facilitate the existing seven waterflood projects and initiate up to eight additional waterflood projects.  The Assets produced approximately 1,150 bbl/d of 40° API oil during Q4 2017, sourced from the Bakken/Three Forks formation.  All of the current production and infrastructure will be 100% owned and operated by Vermilion.

Total proved plus probable ("2P") reserves attributed to the Assets at December 31, 2017 are 6.7(1) mmboe (100% crude oil), based on an independent evaluation by GLJ Petroleum Consultants Ltd.  The Assets demonstrate a low base decline rate of approximately 15% at present, and are expected to have even lower decline rates over time.  Areas under waterflood have decline rates of less than 10% with certain areas of flat or increasing production.  Approximately 45% of the production comes from active waterflood projects, leaving significant opportunity to expand the waterflood.

The Acquisition is accretive on a fully-diluted per share basis for all pertinent metrics including production, fund flows from operations(2), reserves and net asset value.  Making no deduction for undeveloped land value, transaction metrics equate to $13.55 per boe of 2P reserves, and $79,000 per flowing barrel of production.  Based on 2018 WTI strip pricing of US$61.83/bbl, the operating netback for the Assets is estimated at approximately $51.80 (2) per boe.  Using the 2P finding, development and acquisition cost (based on the reserves in the GLJ report) of $19.02 per boe (including future development capital), the Assets are expected to deliver a 2P after-tax fund flows recycle ratio of 2.7 times.

Using the same strip pricing assumption, the total Acquisition cost (including assumed debt) is approximately 5.1 times estimated annualized 2018 fund flows from operations ("FFO"), after deducting incremental interest expense.  Calculated on a debt-adjusted cash flow basis, the total Acquisition cost (including assumed debt) is approximately 4.6 times.  Pro-forma the acquisition, our year end 2018 debt-to-FFO ratio is forecast to be 2.0 times based on January 11, 2018 strip pricing, as compared to 1.9 times prior to the acquisition.

The Acquisition complements our current southeast Saskatchewan operations and will be managed out of our existing field office in the area.  Furthermore, the Acquisition aligns with our sustainable growth-and-income model by targeting low risk assets with high netbacks, strong free cash flow generation, low base decline rates and strong capital efficiencies on future development.

As a result of the Acquisition, and based on a mid-February closing date, we are revising our 2018 production guidance to between 75,000 and 77,500 boe/d (from 74,500 to 76,500 boe/d previously).  We are also increasing our 2018 capital budget to $325 million (from $315 million previously) to reflect additional capital activity on these assets planned for the second half of the year.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion currently holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 5.5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France and the Netherlands.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 6.5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Natural gas volumes have been converted on the basis of six thousand cubic feet ("mcf") of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(1)	Estimated total proved and proved plus probable reserves attributable to the Assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated January 12, 2018 with an effective date of December 31, 2017, in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities of the Canadian Securities Administrators, using the GLJ (2018-01) price forecast (the "GLJ Report")

(2)	Non-GAAP Financial Measures: Netbacks, fund flows from operations, and free cash flow are non-GAAP (as defined herein) or additional GAAP financial measures that do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities. "Netbacks" are per boe and per mcf measures used in operational and capital allocation decisions. "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital. For relevant operating netback related disclosures please refer to the reconciliation in management's discussion and analysis contained in Vermilion's 2016 Annual Report for the year ended December 31, 2016 available on SEDAR or at the company's website (www.vermilionenergy.com).

DISCLAIMER

Certain statements included or incorporated by reference in this press release may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this press release may include, but are not limited to:

•	the anticipated closing date of the Acquisition;
•	the actual amount of debt assumed upon closing of the Acquisition;
•	the sources of existing production and future development drilling opportunities;
•	the annual decline rate of the Assets;
•	the number and classification of future development drilling opportunities;
•	the pricing received for production, and resulting operating and after-tax cash flow netbacks for the Assets;
•	the estimate of annualized 2018 fund flows from operations;
•	the anticipated acquisition metrics;
•	the expectation that fiscal and regulatory policies in Saskatchewan and Manitoba remain supportive of continued investment;
•	exploration and development capital expenditure expectations for 2018; and
•	development plans and strategic objectives.

Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	satisfaction of all conditions to the proposed Acquisition and receipt of all necessary approvals.
•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out planned development activities;
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timely receipt of required regulatory approvals;
•	currency, exchange and interest rates;
•	future oil and natural gas prices; and
•	Management's expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to proposed acquisitions (including the Acquisition), exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

SOURCE Vermilion Energy Inc.

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For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Kyle Preston, Director Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:15e 15-JAN-18